Exhibit 99.1

Tremor International Ltd
("Tremor" or the "Company")

Block Admission Application

Tremor International Ltd (AIM: TRMR), a global leader in Video and Connected TV ('CTV') advertising, offering an end-to-end technology platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, announces that application has been made to the London Stock Exchange plc for a block admission of 4,000,000 ordinary shares of NIS0.01 each in the capital of the Company ("New Ordinary Shares") to be admitted to trading on AIM ("Admission"). It is expected that Admission will occur on or around the 9 December 2021.

These New Ordinary Shares shall be issued and allotted from time to time pursuant to the exercise of share options and the vesting of restricted share units (RSUs), performance share units (PSUs) and restricted shares under the Company's Global Share Incentive Plan (2011), the Company's 2017 Equity Incentive Plan and the New Taptica Management Incentive Scheme and RhythmOne Plan. The New Ordinary Shares, when issued, shall rank equally with the Company's existing issued ordinary shares.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Antonia Pollock
Tel: +44 020 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

About Tremor International
Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor International's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor International, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor International has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information visit:  https://www.tremorinternational.com/